EXHIBIT 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Set forth below are the unaudited pro forma condensed combined statements of operations and comprehensive income of Antero Midstream Corporation for the three months ended March 31, 2018 and 2019. The unaudited pro forma condensed combined financial statements for the three months ended March 31, 2018 have been derived from (i) the unaudited condensed consolidated financial statements of Antero Midstream GP LP (“AMGP”) for the three months ended March 31, 2018 and (ii) the unaudited condensed consolidated financial statements of Antero Midstream Partners LP (“Antero Midstream Partners”) for the three months ended March 31, 2018, adjusted to reflect the acquisition of Antero Midstream Partners by AMGP.  The unaudited pro forma condensed combined financial statements for the three months ended March 31, 2019 have been derived from (i) the unaudited condensed consolidated financial statements of Antero Midstream Corporation for the three months ended March 31, 2019 and (ii) the unaudited condensed consolidated financial information of Antero Midstream Partners for the period from January 1, 2019 through March 12, 2019, adjusted to reflect the acquisition of Antero Midstream by AMGP.

On March 12, 2019, pursuant to that certain Simplification Agreement, dated October 9, 2018 (the “Simplification Agreement”), (i) AMGP converted from a limited partnership to a corporation under the laws of the State of Delaware (the “Conversion”) and changed its name to Antero Midstream Corporation, (ii) a wholly owned subsidiary of Antero Midstream Corporation  merged with and into Antero Midstream Partners, with Antero Midstream Partners surviving such merger as an indirect, wholly owned subsidiary of Antero Midstream Corporation (the “Merger”) and (iii) Antero Midstream Corporation exchanged each issued and outstanding Series B Unit (each, a “Series B Unit”) representing a membership interest in Antero IDR Holdings LLC (“IDR Holdings”) for 176.0041 shares of Antero Midstream Corporation common stock (the “Series B Exchange” and, together with the Conversion, the Merger and the other transactions contemplated by the Simplification Agreement, the “Transactions”).  As a result of the Transactions, Antero Midstream Partners is now a wholly owned subsidiary of Antero Midstream Corporation and former shareholders of AMGP, unitholders of Antero Midstream Partners, including Antero Resources Corporation (“Antero Resources”), and holders of Series B Units now own Antero Midstream Corporation’s common stock (“Antero Midstream Corporation Common Stock”).

As discussed further in the notes to the unaudited pro forma condensed combined financial statements, the Transactions include:

•

the issuance by Antero Midstream Corporation of one share of Antero Midstream Corporation Common Stock for each outstanding common share representing limited partner interests in AMGP (each, an “AMGP Common Share”) outstanding immediately prior to the Conversion;

•

the issuance by Antero Midstream Corporation of 10,000 shares of Series A Non-Voting Perpetual Preferred Stock of Antero Midstream Corporation (the “Antero Midstream Corporation Preferred Stock”) to Antero Midstream Preferred Co LLC, a wholly owned subsidiary of AMGP (“Preferred Co”), for consideration of $0.01 per share;

•

the issuance by Antero Midstream Corporation of approximately 158.4 million shares of Antero Midstream Corporation Common Stock in exchange for all the common units representing limited partner interests in Antero Midstream Partners (the “Antero Midstream Common Units”) held by Antero Resources, which assumes that Antero Resources receives $3.00 in cash and 1.6023 shares of Antero Midstream Corporation Common Stock for each Antero Midstream Common Unit held;

•

the issuance by Antero Midstream Corporation of approximately 144.6 million shares of Antero Midstream Corporation Common Stock in exchange for all Antero Midstream Common Units held by the unitholders of Antero Midstream other than Antero Resources (the “Antero Midstream Public Unitholders”), which assumes that Antero Midstream Public Unitholders receive $3.415 in cash and 1.6350 shares of New AM Common Stock for each Antero Midstream Common Unit held;

•	the issuance by Antero Midstream Corporation of approximately 17.35 million shares of New AM Common Stock in exchange for all Series B Units in the Series B Exchange;
•	the payment of cash consideration of approximately $599 million from borrowings under Antero Midstream Partners' revolving credit facility; and
•	the elimination of the burden of Antero Midstream Partners’ incentive distribution rights.

No effect was given to the conversion of phantom unit awards outstanding under Antero Midstream Partners’ long-term incentive plan, which awards were converted into restricted stock units of Antero Midstream Corporation, with substantially the same terms and conditions (including with respect to vesting) applicable to such Antero Midstream Partners phantom unit award. The issuance of Antero Midstream Corporation Common Stock for unvested Series B Units will result in an additional charge to equity-

based compensation expense from the date of the completion of the Transactions through December 31, 2019. The increase in value was calculated based on the value of the Antero Midstream Corporation Common Stock transferred for the Series B Units relative to the value of the Series B Units immediately prior to the Series B Exchange.  Based on the value of the Series B Units, and assuming a value of the Antero Midstream Corporation Common Stock based on the closing sales price of the AMGP Common Shares at March 12, 2019, the additional charge is approximately $31 million, which will be amortized over the remainder of 2019.

AMGP was the sole member of Antero Midstream Partners GP LLC, the general partner of Antero Midstream Partners, and also controlled the incentive distribution rights in Antero Midstream Partners through its ownership interest in IDR Holdings (subject to the rights of the holders of Series B Units to receive distributions in respect of their Series B Units). As a result of the Merger, Antero Midstream Partners became an indirect, wholly owned subsidiary of Antero Midstream Corporation, and former Antero Midstream Partners unitholders now collectively own a majority of the outstanding Antero Midstream Corporation Common Stock. The unaudited pro forma condensed combined financial statements should be read in conjunction with the unaudited consolidated financial statements and related notes included in AMGP’s and Antero Midstream Partners' respective Quarterly Reports on Form 10-Q for the three months ended March 31, 2018 as well as Antero Midstream Corporation’s Quarterly Report on Form 10-Q for the three months ended March 31, 2019, each as filed with the Securities and Exchange Commission.

The unaudited pro forma condensed combined financial statements were prepared as if the Transactions had occurred as of January 1, 2018.  We derived the following unaudited pro forma condensed combined financial statements by applying pro forma adjustments to the historical unaudited consolidated financial statements of AMGP for the three months ended March 31, 2018 and to the unaudited consolidated financial statements of Antero Midstream Corporation for the three months ended March 31, 2019. The Transactions have been accounted for as a business combination under ASC 805 – Business Combinations.

The pro forma adjustments are based upon currently available information and certain estimates and assumptions; therefore, actual results may differ from the pro forma adjustments. We believe, however, that the assumptions provide a reasonable basis for presenting the significant effects of the Transactions and are factually supportable, directly attributable and are expected to have a continuing impact on Antero Midstream Corporation’s profit and loss and that the pro forma adjustments give appropriate effect to management's assumptions and are properly applied in the unaudited pro forma condensed combined financial statements. The notes to the unaudited pro forma condensed combined financial statements provide a detailed discussion of how such adjustments were derived and presented in the unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined financial statements are presented for informational purposes only. The unaudited pro forma condensed combined financial statements do not purport to represent what the results of operations or financial condition would have been had the transactions to which the pro forma adjustments relate actually occurred on the dates indicated and they do not purport to project the results of operations or financial condition for any future period or as of any future date.

ANTERO MIDSTREAM CORPORATION

Unaudited Pro Forma Condensed Consolidated Statement of Operations and Comprehensive Income

For the Three Months Ended March 31, 2018

(In thousands, except per share amounts)

					Pro Forma
	Antero	Antero			Antero
	Midstream	Midstream	Pro Forma		Midstream
	GP LP	Partners LP	Adjustments		Corporation
Revenues:
Equity in earnings of Antero Midstream Partners LP	$28,453	—	(28,453)	(a)	—
Gathering and compression–Antero Resources	—	108,177	—		108,177
Water handling and treatment–Antero Resources	—	120,889	—		120,889
Water handling and treatment–third party	—	525	—		525
Amortization of customer relationships	—	—	(8,440)	(b)	(8,440)
Total revenues	28,453	229,591	(36,893)		221,151
Operating expenses:
Direct operating	—	67,256	—		67,256
General and administrative (excluding equity-based compensation)	925	8,244	—		9,169
Equity-based compensation	8,635	6,211	—		14,846
Depreciation	—	32,432	11,925	(c)	44,357
Accretion and change in fair value of contingent acquisition consideration	—	3,874	—		3,874
Accretion of asset retirement obligations	—	34	—		34
Total operating expenses	9,560	118,051	11,925		139,536
Operating income	18,893	111,540	(48,818)		81,615
Other income (expenses)
Interest expense, net	—	(11,297)	(5,441)	(d)	(16,738)
Equity in earnings of unconsolidated affiliates	—	7,862	(2,959)	(e)	4,903
Income before income taxes	18,893	108,105	(57,218)		69,780
Provision for income taxes (expense) benefit:
Current	(6,088)	—	6,088	(f)	—
Deferred	—	—	(18,810)	(f)	(18,810)
Total income taxes	(6,088)	—	(12,722)		(18,810)

Net income attributable to incentive distribution rights	—	(28,453)	28,453	(g)	—
Net income and comprehensive income	12,805	79,652	(41,487)		50,970

Net income attributable to vested Series B units	(413)	—	413	(h)	—
Net income attributable to common shareholders or unitholders	$12,392	79,652	(41,074)		50,970

Net income per common share or unit–basic	$0.07	0.43			0.10
Net income per common share or unit–diluted	$0.07	0.43			0.10

Weighted average number of common shares or units outstanding–basic	186,188	186,934	314,655	(i)	500,843
Weighted average number of common shares or units outstanding–diluted	186,188	187,173	321,544	(i)	507,732

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

ANTERO MIDSTREAM CORPORATION

Unaudited Pro Forma Condensed Consolidated Statement of Operations and Comprehensive Income

For the Three Months Ended March 31, 2019

(In thousands, except per share amounts)

					Pro Forma
	Antero	Antero			Antero
	Midstream	Midstream	Pro Forma		Midstream
	Corporation	Partners LP (k)	Adjustments		Corporation
Revenues:
Equity in earnings of Antero Midstream Partners LP	$—	—	—		—
Gathering and compression–Antero Resources	33,534	124,773	—		158,307
Water handling and treatment–Antero Resources	22,351	93,537	—		115,888
Water handling and treatment–third party	4	51	—		55
Amortization of customer relationships	(1,781)	—	(6,659)	(b)	(8,440)
Total revenues	54,108	218,361	(6,659)		265,810
Operating expenses:
Direct operating	14,982	64,818	—		79,800
General and administrative (excluding equity-based compensation)	8,386	16,316	(15,345)	(j)	9,357
Equity-based compensation	11,423	2,477	—		13,900
Impairment of property and equipment	—	6,982	—		6,982
Depreciation	7,650	21,707	9,408	(c)	38,765
Accretion and change in fair value of contingent acquisition consideration	1,049	1,928	—		2,977
Accretion of asset retirement obligations	10	63	—		73
Total operating expenses	43,500	114,291	(5,937)		151,854
Operating income	10,608	104,070	(722)		113,956
Other income (expenses)
Interest expense, net	(6,217)	(16,815)	171	(d)	(22,861)
Equity in earnings of unconsolidated affiliates	2,880	12,264	(2,335)	(e)	12,809
Income before income taxes	7,271	99,519	(2,886)		103,904
Provision for income taxes (expense) benefit:
Current	—	—	—		—
Deferred	2,377	—	(24,158)	(f)	(21,781)
Total income taxes	2,377	—	(24,158)		(21,781)

Net income attributable to incentive distribution rights	—	—	—		—
Net income and comprehensive income	9,648	99,519	(27,044)		82,123

Net income attributable to vested Series B units	—	—	—		—
Net income attributable to common shareholders or unitholders	$9,648	99,519	(27,044)		82,123

Net income per common share or unit–basic	$0.04				0.16
Net income per common share or unit–diluted	$0.04				0.16

Weighted average number of common shares or units outstanding–basic	253,877		246,966	(i)	500,843
Weighted average number of common shares or units outstanding–diluted	254,903		252,829	(i)	507,732

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

ANTERO MIDSTREAM CORPORATION

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

(1)  Basis of Presentation

The unaudited pro forma condensed combined financial statements were prepared as if the Transactions had occurred as of January 1, 2018.  The Transactions have been accounted for as an acquisition by AMGP of Antero Midstream Partners under ASC 805, Business Combinations, and accounted for as a business combination, with the assumed assets and liabilities of Antero Midstream Partners recorded at fair value.  Dividends related to the Series A Non-Voting Preferred Stock are considered to be de minimis to the net income per common share calculations and, therefore, are not reflected in the pro forma adjustments.

 (2)  Pro Forma Adjustments and Assumptions

(a)	Adjustment reflects the elimination of AMGP's equity in earnings in Antero Midstream Partners.
(b)	Adjustment reflects the amortization of the customer relationships intangible asset.
(c)	Adjustment reflects additional depreciation expense related to the fair value adjustment to property and equipment.
(d)

Adjustment reflects additional interest expense due to the increase of $599 million in outstanding indebtedness, assuming an effective interest rate of 3.8%, and the amortization of the fair value adjustment to long-term debt.

(e)

Adjustment reflects a reduction in equity in earnings of affiliates for the amortization of the customer relationship intangible assets and depreciation related to the fair value adjustments to property and equipment, inherent within the fair value adjustment to investments in unconsolidated affiliates.

(f)

Adjustment reflects an increase in income taxes resulting from the adjusted combined pro forma pre-tax income, adjusted for the effects of permanent book to tax differences, based on the estimated blended federal and state statutory tax rate of approximately 25% for year ended December 31, 2018, as well as a reclassification of AMGP’s current income tax expense to deferred income tax expense.  The pro forma adjustments to income taxes are treated as deferred income tax expense as the tax treatment of the Transactions results in an increase in the depreciable and amortizable basis in Antero Midstream Partners’ assets for tax purposes.

(g)	Adjustment reflects the elimination of the burden of Antero Midstream Corporation’s incentive distribution rights in Antero Midstream Partners’ distributions.
(h)	Adjustment reflects the elimination of net income attributable to vested Series B Units.
(i)

Adjustment reflects the issuance of approximately 186.2 million shares of Antero Midstream Corporation Common Stock in connection with the Conversion and the issuance of approximately 303.1 million shares of Antero Midstream Corporation Common Stock.

(j)	Adjustment reflects a reduction to general and administrative expenses for expenses of the Transactions charged to expense.
(k)	Reflects results of Antero Midstream Partners for the period from January 1, 2019 to March 12, 2019.